Grant Thornton

Accountants and Business Advisors

January 23, 2007

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Re: CoActive Marketing Group, Inc.
File No. 0-20394

Dear Sir or Madam:

We have read Item 4.01 of Form 8-K of CoActive Marketing Group, Inc. ("the Registrant" or " the Company") dated January 10, 2007 (the "January 10 Form 8-K"). We do not agree with statements concerning our Firm that are included in the January 10 Form 8-K as outlined below.

Restatement Responsibility: We do not agree with the statements concerning Grant Thornton LLP ("Grant Thornton") contained in the January 10 Form 8-K that characterize Grant Thornton as determining for the Company that it was necessary for the Registrant to restate its consolidated financial statements. We also do not agree with the statements in the January 10 Form 8-K, which characterize us as being responsible for the accounting positions and the associated proposed restatement adjustments. As a Registrant, it is management's responsibility to document, support and conclude on its accounting positions and prepare its financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). During our engagement, management of the Company provided us with analyses of the Registrant's conclusions that the Registrant's accounting for sales and use taxes and revenue recognition concerning a certain contract did not comply with US GAAP and therefore the Registrant's financial statements for prior periods needed to be restated. It should also be noted that we were not the Registrant's independent registered public accounting firm for any of the periods to which the potential restatements relate and we did not perform an audit nor complete an interim review for any period or as of any date.

"Revenue Recognition": We do not agree with the statement in the Revenue Recognition Section of the January 10 Form 8-K that "Grant Thornton has informed the Company that the Company's accounting in the Prior Financial Statements for one of its promotional programs executed during its fiscal year ended March 31, 2006 and the first and second quarters of the succeeding fiscal year is incorrect." During our engagement, management of the Company provided us with an analysis of its conclusion that the revenue recognition policies for the "Steps Across America" program had been incorrectly applied and therefore prior period

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financial statements needed to be restated. Grant Thornton agreed with this conclusion by management of the Registrant. Further, during the course of our engagement we questioned the Registrant's accounting for the Registrant's other multiple element arrangements including the Registrant's methodology for the determination of fair value. We questioned whether the Registrant was using a method of determining fair value for certain contracts, that is not permitted under Emerging Issues Task Force No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") and SEC interpretations of such literature. To the best of our knowledge as of the date of our dismissal, the Registrant had not reached a final conclusion as to the appropriateness of its accounting for the Registrant's other multiple element arrangements and the determination of fair value pursuant to EITF 00-21; accordingly we are not able to comment on any potential ultimate resolution of the matter.

Additionally, we communicated to the Registrant our concerns about the appropriateness of its application of the percentage-of-completion method to contracts for services that are neither specifically permitted under Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", nor under SOP 97-2, "Software Revenue Recognition". To the best of our knowledge as of the date of our dismissal, the Registrant had not concluded as to the appropriateness and materiality of its application of the percentage-of-completion method to such service contracts; accordingly we are not able to comment on any potential ultimate resolution of the matter.

"Sales and Use Taxes": We do not agree with the statement in the Sales and Use Taxes Section of the January 10 Form 8-K that "Grant Thornton has informed the Company that the Company's financial statements for prior periods require restatement to reflect the accrual of sales and use tax charges in the period to which they relate." During our engagement we were informed that the sales and use tax liability described in the January 10 Form 8-K Sales and Use Taxes Section is related to one of the Registrant's wholly-owned subsidiaries that in prior periods had not appropriately accounted for its sales and use tax liabilities. We further were informed that based, in part, on the results of an audit by New York State, the Registrant concluded that its prior practice was erroneous and therefore the Registrant developed an estimate for its sales and use tax liabilities for prior periods. The Registrant estimated that those sales and use tax liabilities total approximately $695,000, of which approximately $650,000 relate to periods prior to July 1, 2006. The Company informed us in a memorandum dated November 16, 2006, that the Company concluded that it "believes the correct accounting would be a correction of an error and the restatement of the applicable financial statements" and Grant Thornton concurred.

Disagreements: We do not agree with the assertion by the Registrant in the tenth paragraph of the January 10 Form 8-K wherein the Registrant references the Sales and Use Tax and Revenue Recognition matters as the subject of disagreement with Grant Thornton. We were not aware that there was disagreement with the Registrant prior to the issuance of the January 10 Form 8-K. As evidenced by

disclosures in an earlier Form 8-K dated November 17, 2006, that was filed with the Securities and Exchange Commission on November 22, 2006, the Registrant previously concluded that the "Prior Financial Statements", as defined therein, should not be relied upon. Further, prior to the filing of that Form 8-K, the Registrant had provided Grant Thornton with documentation of the Company's conclusion that those Prior Financial Statements should be restated for issues related to sales and use taxes and to revenue recognition of at least one contract. We observe in contrast that the Registrant disclosed in the January 10 Form 8-K that its positions regarding these restatements are now subject to further analysis that will result either in engaging its new auditors to re-audit the Prior Financial Statements or in the Registrant's determination that the Prior Financial Statements do not require restatement. We were unaware of the Registrant's changed position on those matters until after we were notified of our dismissal as independent registered public accountants of the Registrant.

Other Matters

We have no basis to agree or disagree with the Registrant's statement in the last sentence of the fifth paragraph of the January 10 Form 8-K with respect to the fact that the Registrant has authorized BDO to respond fully to Lazar Levine.

We have no basis to agree or disagree with the Registrant's statements in the January 10 Form 8-K regarding what are described as "conflicting positions" of BDO and Grant Thornton.

We have no basis to agree or disagree with the Registrant's statements in Section (b) of the January 10 Form 8-K regarding the Registrant's engagement of Lazar Levine.

Sincerely,

Grant Thornton LLP